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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 ______________

                                   FORM 8-A/A
                               (AMENDMENT NO. 2)


               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                        PURSUANT TO SECTION 12(b) OR (g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 ______________


                                  COMPUSA INC.
             (Exact name of registrant as specified in is charter)


               Delaware                                 75-2261497
        (State of incorporation)         (I.R.S. employer identification number)

       14951 North Dallas Parkway
             Dallas, Texas                                 75240
(Address of principal executive offices)                 (Zip Code)

              Registrant's telephone number, including area code:
                                 (972) 982-4000


       SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

           Title of each class              Name of each exchange on which
           to be so registered              each class is to be registered

       Common Stock, $.01 par value             New York Stock Exchange

     If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A.(c)(1), please check the following box. [ ]


     If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A.(c)(2), please check the following box. [ ]


       SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

                                      None

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ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

     This Registration Statement relates to the registration of the Common Stock, par value $0.01 per share ("Common Stock"), of CompUSA Inc., a Delaware corporation (the "Company"), pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the "Act"). The following is a description of the Company's capital stock.

     The authorized capital stock of the Company consists of 325,000,000 shares of Common Stock and 10,000 shares of preferred stock, par value $.01 per share ("Preferred Stock"), 2,500 shares of which have been designated Series A Junior Participating Preferred Stock. See "Rights Plan."

COMMON STOCK

     The Common Stock is listed on the NYSE under the symbol "CPU." At March 24, 1998, there were 93,242,407 shares of Common Stock outstanding, held by approximately 1,501 holders of record.

     Holders of shares of Common Stock are entitled to one vote per share on matters to be voted upon by the stockholders, and, subject to the prior rights of the holders of Preferred Stock, to receive dividends when and as declared by the Board of Directors with funds legally available therefor and to share ratably in the assets of the Company legally available for distribution to the stockholders in the event of liquidation or dissolution, after payment of all debts and other liabilities. Holders of the Common Stock are not entitled to preemptive rights and have no subscription, redemption or conversion privileges. The Common Stock does not have cumulative voting rights, which means the holder or holders of more than one-half of the shares voting for the election of directors can elect all the directors then being elected. All the outstanding shares of Common Stock are fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock are subject to the rights of the holders of shares of any series of Preferred Stock the Company may issue in the future.

PREFERRED STOCK

     At March 24, 1998, there were no shares of Preferred Stock outstanding.
The Company has no present plans to issue any shares of Preferred Stock, except as set forth under "Rights Plan" below. However, the Board of Directors has the authority, without further stockholder approval, to issue shares of Preferred Stock in one or more series and to determine the dividend rights, any conversion rights or rights of exchange, voting rights, rights and terms of redemption (including sinking fund provisions), liquidation preferences and any other rights, preferences, privileges and restrictions of any series of Preferred Stock, and the number of shares constituting such series and the designation thereof. The indenture related to the Company's 9 1/2% Senior Subordinated Notes due 2000 (the "Senior Subordinated Notes") limits the Company's ability to issue Preferred Stock.

     The issuance of Preferred Stock may have the effect of delaying, deterring or preventing a change in control of the Company, making removal of the present management of the Company more difficult or resulting in restrictions upon the payment of dividends and other distributions to the holders of Common Stock.

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RIGHTS PLAN

     On April 29, 1994, the Board of Directors of the Company declared a dividend of one right to purchase preferred stock (a "Right") for each outstanding share of Common Stock to stockholders of record at the close of business on May 9, 1994. Each share of subsequently issued Common Stock will also incorporate one Right. The Rights will expire on April 28, 2004. Each Right will entitle stockholders, in certain circumstances, to buy one ten-thousandth of a newly issued share of Series A Junior Participating Preferred Stock (the "Junior Preferred Stock") of the Company at an initial purchase price of $120.

     The Rights will be exercisable and transferable apart from the Common Stock only if a person or group acquires beneficial ownership of 20% or more of the Common Stock, or commences a tender or exchange offer upon consummation of which such person or group would beneficially own 20% or more of the Common Stock.

     The Company will generally be entitled to redeem the Rights at $.001 per Right at any time until a person or group has become the beneficial owner of 20% or more of the Common Stock. Under the Rights "flip-in" feature, if any person or group becomes the beneficial owner of 20% or more of the Common Stock, then each Right now owned by such person or group of certain related parties will entitle its holder to purchase, at the Right's then current purchase price, shares of Common Stock (or in certain circumstances as determined by the Board of Directors, cash, other property or other securities) having a value of twice the Right's purchase price.

     Under the Rights "flip-over" provision, if, after any person or group becomes the beneficial owner of 20% or more of the Common Stock, the Company is involved in a merger or other business combination transaction with another person, or sells 50% or more of its assets or earning power in one or more transactions, each Right will entitle its holder to purchase, at the Right's then current purchase price, shares of common stock of such other person having a value of twice the Right's purchase price.

     The Junior Preferred Stock will not be redeemable and, unless otherwise provided in connection with the creation of a subsequent series of Preferred Stock, will be subordinate to all other series of Preferred Stock. Each share of Junior Preferred Stock will represent the right to receive, when and if declared, a quarterly dividend at an annual rate equal to the greater of $1.00 per share or 10,000 times the quarterly per share cash dividends declared on the Common Stock during the immediately preceding fiscal year. In addition, each share of Junior Preferred Stock will represent the right to receive 10,000 times any noncash dividends (other than dividends payable in Common Stock) declared on the Common Stock, in like kind. In the event of the liquidation, dissolution or winding up of the Company, each share of Junior Preferred Stock will represent the right to receive a liquidation payment in an amount equal to the greater of $1.00 per share or 10,000 times the liquidation payment made per share of Common Stock. Each share of Junior Preferred Stock will have 10,000 votes, voting together with the Common Stock. In the event of any merger, consolidation or other transaction in which common shares are exchanged, each share of Junior Preferred Stock represents the right to receive 10,000 times the amount received per share of Common Stock. The rights of the Junior Preferred Stock as to dividends, liquidation, voting rights and merger participation are protected by anti-dilution provisions.

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OTHER CHARTER AND BYLAW PROVISIONS

     The Company's Restated and Amended Certificate of Incorporation (the "Charter") and the Company's Restated and Amended Bylaws (the "Bylaws") contain provisions prohibiting stockholder action by written consent by less than all the stockholders; limiting the right to call stockholder meetings to the Chairman of the Board, the President or the Board of Directors; requiring advance notice for submission of stockholder proposals or nominees to be voted on at stockholder meetings; prohibiting the stockholders from removing directors from office except for cause and reserving to the directors the exclusive right to change the number of directors or to fill vacancies on the Board; and requiring a vote of stockholders owning 66 1/3% of the outstanding shares to amend certain provisions of the Charter and Bylaws. The Charter also provides for the Board of Directors to be divided into three classes of directors serving staggered three-year terms. As a result, approximately one-third of the Board of Directors will be elected each year.

TRANSFER AGENT AND REGISTRAR

     American Stock Transfer & Trust Company, New York, New York, is the transfer agent and registrar for the Common Stock.

     The Common Stock is listed on the New York Stock Exchange, on which other securities of the Company are listed. In accordance with Part I of the Instructions to Exhibits on Form 8-A, the following exhibits are being filed with each copy of the Registration Statement, or are incorporated by reference herein:

     ITEM 2.  EXHIBITS.

     Restated and Amended Certificate of Incorporation.  (1)

     Restated and Amended Bylaws.  (2)

     _______________

     (1) Previously filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended December 27, 1997 and incorporated herein by reference.

     (2) Previously filed as an exhibit to the Company's Quarterly Report on Form 10-Q for the quarter ended March 26, 1994 and incorporated herein by reference.

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                                   SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                      CompUSA Inc.



Date:  March 27, 1998                 By /s/ Mark R. Walker
                                         ---------------------------------------
                                         Mark R. Walker,
                                         Senior Vice President - General Counsel

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